August 31, 2017

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Re: Soldino Group Corp

Registration Statement on Form S-1 Amendment 3

Filed August 21, 2017

File No. 333-218733

Ladies and Gentlemen:

On behalf of Soldino Group Corp (the “Company”), and pursuant to the applicable provisions of the Securities Act of 1933 (the “Securities Act”), and the rules and regulations promulgated thereunder, please find attached for filing with the Securities and Exchange Commission (the “Commission”) via EDGAR a complete copy (including certain exhibits) of the above-referenced Registration Statement on Form S-1 Amendment 3 (the “Registration Statement”) as well as the following responses to the comment letter dated August 21, 2017 from the Staff regarding the draft of the registration statement that was submitted confidentially in accordance with the JOBS Act on August 21, 2017.

General

1.     We reissue comment 1. Please update the disclosure throughout the registration statement to the nearest practicable date. For example, we note the shares outstanding prior to the offering on page 6 is as of February 2017.

Answer to Comment 1: The Company confirms the Staff that the disclosure throughout the registration statement is updated to August 30, 2017. The shares outstanding prior to the offering remain the same since February 21, 2017 when the Company issued 3,500,000 shares of common stock to Aurora Fiorin, the president.

Risk Factors, page 8

2.     Please add a risk factor discussing your dependence upon a few material customers for your revenues to date.

Answer to Comment 2: The Company advises the Staff that the risk factor has been added.

Use of Proceeds, page 12

3.     We reissue comment 3. We note the revised disclosure in the risk factors on page 8 and under use of proceeds on page 12. The company may reserve the right to change the use of proceeds, provided that the reservation is due to certain contingencies that are discussed specifically and the alternatives to the use in that event are indicated. See Instruction 7 to Item 504 of Regulation S-K. You have not discussed specifically the contingencies and alternatives to the use. Please revise to provide the specific contingencies where the use of proceeds would change and the alternatives to the use in that event, or remove the references.

Answer to Comment 3: The Company advises the Staff that the references have been removed.

Financial Statements for the Three Months Ended July 31, 2017, page 40

4.     Please revise to clearly label the financial statements for the three months ended July 31, 2017 and related notes as “unaudited.”

Answer to Comment 4: The Company advises the Staff that the note has been changed to “audited”.

/s/ Aurora Fiorin

President of Soldino Group Corp